TERM SHEET
                  BIO-PLEXUS, INC./APPALOOSA MANAGEMENT LP
                                  3/19/01

          This term sheet sets forth the non-binding intention of the parties as of the date hereof with respect to the transactions described herein. The final terms of any transaction between the parties shall be contained in definitive written agreements between the parties hereto. The parties recognize and agree that additional terms and conditions not contemplated by this term sheet may be contained in the definitive agreements between the parties.

Cancellation of Old Common    The Company's existing common stock, warrants,
Stock; Issuance of New        stock options and other similar equity
Shares and Conversion         securities, if any, will be cancelled in
of Old Debt                   connection with its Plan of Reorganization
                              ("POR"). Appaloosa's existing debt(1) will convert into approximately 8.477 million newly issued shares of common stock of the Company which will represent 85% of the Company's outstanding capital stock.(2) The effective "conversion price" of the Appaloosa debt into equity will be $2.283 (the
                              "Conversion Price").(3) The Company's existing common shareholders will receive 1 share of New Common Stock in exchange for approximately 10 shares of Old Common Stock, such that existing common shareholders in the aggregate will hold 15% of the company's New
                              Common Shares (roughly 1.496 million shares), prior to the dilutive effects of any new employee option programs.

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1    Projected as $19,356,719 as of April 30, 2001

2 In connection with the recapitalization of the Company, the Company will undertake a 10 for 1 reverse stock split.

3    Assumes the reverse stock split has been consummated.



Private Placement             Immediately following the Effective Date,(4)
                              the Company will issue Appaloosa $3 million of common stock (approximately 1.3 million shares) pursuant to a private placement (the
                              "Private Placement"). The purchase price for the shares will be the Conversion Price.
                              Appaloosa's obligation to purchase shares in the Private Placement is conditioned on (1) the POR being confirmed and the Effective
                              Date having occured by June 30, 2001 and (2) there being no "material adverse changes" in the development and launch of the Winged Set.
                              Material adverse change with respect to the Winged Set shall mean a material adverse development which would have the effect of materially delaying the commercial launch of the Winged Set, or a material development that could adversely affect the Company's ability to maintain the commercial viability of the Winged Set following launch. In both cases, determination of the materiality of such events will be in Appaloosa's sole reasonable discretion.

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4    The Effective Date shall be the date when the Confirmation Order has become a Final Order and all ancillary documentation has been completed and executed.


Use of Proceeds               Funds received in the Private Placement will
                              be used for general corporate purposes.

Employee Retention            In connection with the POR, the Company will
                              establish a new stock option plan covering shares equal to 10% of the Company's then outstanding capital stock (approximately
                              997,000 shares) (the "New Stock Option
                              Plan"). On the Effective Date, the Company will issue options pursuant to the New Stock
                              Option Plan to its then current employees with an exercise price equal to the Conversion Price. The options will vest equally over three years, and will be subject to acceleration in the event of an acquisition of the Company by a third party.

DIP Financing                 Appaloosa will fund up to $300,000 of the
                              Company's cash needs pending confirmation of the POR; provided, that such funds shall not be available prior to May 1, 2001, and further provided that legal expenses incurred from February 23, 2001 and paid by the Company shall not exceed $500,000. The DIP financing would bear interest at 15% per annum and will require a monthly cash payment. Upon the Effective Date, the DIP funds will convert into equity in connection with the Private Placement. The DIP loan will receive an administrative priority over payment of legal fees in excess of $500,000.
                              The DIP will expire on June 30, 2001 unless extended by both parties. The POR will provide for the DIP to roll into equity (at the Conversion Price), in partial satisfaction of Appaloosa's above equity commitment, provided the Effective Date of the Plan occurs at or prior to June 30, 2001.

Performance Warrants          At the Effective Date, the Company will issue
                              to Appaloosa warrants with an exercise price equal to the Conversion Price. The warrants will become callable by the Company at $0.01 once certain performance targets to be determined have been achieved . Once the performance targets are attained, the warrants will be (i) callable by the Company upon 45 days notice at $.01 per warrant and
                              (ii) exercisable by Appaloosa for a 30 day period. Total proceeds to the Company if all warrants are exercised will be $3 million.

Loan Proceeds                 In connection with the recapitalization of
                              the Company, the Company will seek up to $4 million in loan proceeds following the Effective Date

Reincorporation               As part of the POR, the Company will
                              reincorporate in Delaware.

Existing Warrants/Stock       The Company's existing warrants, stock options
Options                       and similar equity securities (if any) will
                              be cancelled in connection with the POR.

Board of Directors            Appaloosa, as the majority shareholder, will
                              have the right to appoint all of the
                              directors following the Effective Date.
                              Appaloosa also agrees that two of the
                              appointees will consist of the Company's CEO and a management employee to be agreed upon, it being understood the such appointments will be subject to Appaloosa's right to maintain majority control of the Board so long as its holdings constitute a majority of the Company's common stock. As a condition of effectiveness of the POR, the Company will obtain D&O insurance in amounts deemed sufficient by Appaloosa

Drafting/Legal Fees           The Company's counsel will be responsible for
                              drafting the POR and related bankruptcy
                              papers and agreements. Appaloosa's counsel will be responsible for drafting the stock purchase agreement relating to the Private
                              Placement, the DIP financing documents, the employee incentive plan, the reincorporation documents and the Performance Warrants.
                              Appaloosa's counsel will be paid pro rata and pari passu with the Company's counsel.

Other terms                   The POR will provide for unconditional
                              director and officer releases. Subject only to the foregoing, the members of the Board agree to support the plan and, in their capacity as shareholders, agree to vote in favor of the POR should shareholder approval become necessary. The members of the Board, in their capacity as directors, will be entitled to exercise their fiduciary duties and consider alternative transactions which may present themselves prior to the Effective
                              Date.

Plan of Reorganization        POR will be pursued in as expeditious a
                              manner as possible. The Company will seek court approval to shorten the time periods for approval of the disclosure statement, solicitation of votes on the POR and confirmation of the POR.

Agreed to as of the 19th day of March, 2001.

Appaloosa Management LP.              Bio-Plexus, Inc.
By:   Appaloosa Partners Inc.

  By:  /s/ James E. Bolin             By: /s/ John S. Metz
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  Name: James E. Bolin                Name: John S. Metz
       -----------------------             -----------------------

  Title: Vice President               Title: President & CEO
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